SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

REPLIGEN CORP

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
759916 10 9

(CUSIP Number)

Barry L. Fischer
Thompson Coburn LLP
55 East Monroe Street
Suite 3700
Chicago, IL 60603
(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 1,914,205
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,914,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,914,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

________________________________

(1)     Based upon 31,442,868 shares of the Issuer’s common stock issued and outstanding as of April 19, 2013, as reported on the Issuer’s Quarterly Report on Form 10-Q dated May 7, 2013.

    Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Ronald L. Chez (the "Reporting Person") hereby amends his statement on Schedule 13D dated January 30, 2007, as amended by Amendment No. 1 to Schedule 13D dated July 13, 2007; Amendment No. 2 to Schedule 13D dated October 20, 2008; Amendment No. 3 to Schedule 13D dated June 20, 2011; Amendment No. 4 to Schedule 13D dated July 13, 2011; Amendment No. 5 to Schedule 13D dated August 15, 2011; Amendment No. 6 to Schedule 13D dated January 25, 2012; Amendment No. 7 to Schedule 13D dated March 5, 2012; Amendment No. 8 to Schedule 13D dated March 21, 2012; Amendment No. 9 to Schedule 13D dated March 21, 2012; Amendment No. 10 to Schedule 13D dated as of April 30, 2012; Amendment No. 11 to Schedule 13D dated as of May 7, 2012; and Amendment No. 12 to Schedule 13D dated as of July 23, 2012 (collectively, the “Schedule 13D”).  This Statement constitutes Amendment No. 13 to the Schedule 13D.  Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 5.     Interest in Securities of the Issuer is hereby amended and restated in its entirety as follows:

(a)
The aggregate number of shares of the Stock owned beneficially by the Reporting Person is 1,914,205 (the "Shares") constituting approximately 6.1% of the outstanding shares of the Stock.   The percentages in this Item  5(a) are based upon 31,442,868 shares of the Issuer’s common stock issued and outstanding as of April 19, 2013, as reported on the Issuer’s Quarterly Report on Form 10-Q dated May 7, 2013

(b)	The Reporting Person has the sole power (and no shared power) to vote or dispose of or direct the disposition of Shares owned by such Reporting Person.

(c)	During the sixty (60) days prior to the filing of this Amendment to this Schedule 13D, the Reporting Person purchased or sold shares of Stock (through open market transactions) as follows:

DATE	BUY/SELL	QUANTITY	PRICE PER SHARE
5/20/2013	Buy	10,000	$ 8.6363
5/22/2013	Buy	10,000	$ 8.3378
5/22/2013	Sell	10,000	$ 8.8160
5/22/2013	Buy	1,100	$ 8.2267
5/23/2013	Buy	7,000	$ 8.1799
5/23/2013	Sell	17,000	$ 8.4500
5/29/2013	Buy	10,000	$ 8.3292
5/29/2013	Sell	10,000	$ 8.4405
5/29/2013	Buy	15,000	$ 8.3589
5/30/2013	Sell	1,100	$ 8.5009
5/31/2013	Buy	5,000	$ 8.3539
6/3/2013	Buy	17,000	$ 8.1854
6/4/2013	Buy	5,700	$ 8.1234
6/5/2013	Buy	23,000	$ 7.9529

6/6/2013	Buy	9,000	$ 8.0046
6/13/2013	Buy	2,000	$ 7.5551
6/14/2013	Buy	5,000	$ 7.6185
6/18/2013	Sell	1,000	$ 7.9300
6/18/2013	Sell	2,000	$ 7.8280
6/19/2013	Sell	500	$ 7.7300
6/20/2013	Buy	6,000	$ 7.4319
6/21/2013	Sell	1,500	$ 7.8507
6/24/2013	Buy	1,000	$ 7.8500
7/1/2013	Sell	1,000	$ 8.3243
7/2/2013	Sell	15,000	$ 8.5545
7/2/2013	Sell	1,000	$ 8.5500
7/3/2013	Sell	6,000	$ 8.6113
7/5/2013	Sell	1,000	$ 8.7500
7/5/2013	Sell	2,500	$ 8.8058
7/8/2013	Sell	2,000	$ 9.0300
7/8/2013	Sell	4,600	$ 9.0827
7/9/2013	Sell	37,395	$ 9.2773
7/9/2013	Sell	1,000	$ 9.1500
7/10/2013	Sell	11,000	$ 9.4070
7/10/2013	Sell	2,000	$ 9.3755
7/11/2013	Sell	600,000	$ 9.6500
7/11/2013	Sell	50,000	$ 9.6705

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 12, 2013

/s/ Barry Fischer Barry L. Fischer, attorney-in-fact for Ronald L. Chez